SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                  Schedule 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 4 )*


                          Aronex Pharmaceuticals, Inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                   040272106
                                 (CUSIP Number)



Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




                        (Continued on following page(s))

                                Page 1 of 5 Pages

CUSIP No._040272106_                   13G                   Page 2 of 5 Pages



1           NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
            The Allstate Corporation
            36-3871531

2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *          (a) [ ]
                                                                        (b) [ ]
            N/A

3           SEC USE ONLY


4           CITIZENSHIP OR PLACE OF ORGANIZATION
            Delaware


                           5         SOLE VOTING POWER
        NUMBER OF
          SHARES                     766,964

       BENEFICIALLY        6         SHARED VOTING POWER
         OWNED BY
           EACH                      0

        REPORTING          7         SOLE DISPOSITIVE POWER
       PERSON WITH
                                     766,964

                           8         SHARED DISPOSITIVE POWER

                                     0

9           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            766,964

10          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW(9)EXCLUDES CERTAIN SHARES*

            N/A

11          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

            5.27%

12          TYPE OF REPORTING PERSON*
            HC


                      *SEE INSTRUCTION BEFORE FILLING OUT!

Item 1   (a)               Name of Issuer:

                                            Aronex Pharmaceuticals, Inc.

         (b)               Address of Issuer's Principal Executive Offices:

                                            3400 Research Forest Drive
                                              The Woodlands, TX 77381

Item 2   (a)               Name of Person Filing:

                                            The Allstate Corporation

         (b)               Address of Principal Business Office:

                                            2775 Sanders Road
                                            Northbrook, Illinois 60062-6127

         (c)               Citizenship:

                                            Delaware

         (d)               Title of Class of Securities:

                                            Common Stock

         (e)               CUSIP Number:
                                            040272106

Item 3 If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

         (a)  (  )      Broker or Dealer registered under Section 15 of the Act

         (b)  (  )      Bank as defined in section 3(a)(6) of the Act

         (c)  (  )      Insurance Company as defined in Section 3(a)(19) of the
                        Act

         (d)  (  )      Investment Company registered under section 8 of the
                        Investment Company Act

         (e)  (  )      Investment Adviser registered under section 203 of the
                        Investment Advisers Act of 1940

         (f)  (  )      Employee  Benefit  Plan,  Pension  Fund  which is
                        subject to the provisions of the Employee  Retirement
                        Income Security Act of 1974 or Endowment Fund; see subparagraph 240.13d-1(b)(1)(ii)(F)

         (g)  (XX)      Parent Holding Company, in accordance with sub-paragraph
                        240.13d-1(b)(ii)(G) (Note: See Item 7)

         (h)  (  )      Group, in accordance with subparagraph 240.13d-1
                        (b)(1)(ii)(H)

                                Page 3 of 5 Pages

Item 4                     Ownership.

                                    If the percent of the class owned, as of December 31 of the year covered by the statement, or as of the last day of any month described in Rule 13d-1(b)(2), if applicable, exceeds five percent, provide the following information as of that date and identify those shares which there is a right to acquire.

                  (a)               Amount Beneficially Owned:
                                            766,964

                  (b)               Percent of Class:
                                            5.27%

                  (c)               Number of shares as to which such person
                                    (1) has:

                                    (i)   sole power to vote or to direct the
                                          vote
                                                              766,964

                                    (ii)  shared power to vote or to direct the
                                          vote
                                                              0

                                    (iii) sole power to dispose or to direct the
                                          disposition of
                                                              766,964

                                    (iv)  shared power to dispose or to direct
                                          the disposition of
                                                              0

Item 5            Ownership of Five Percent or Less of a Class.

                           If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ( ).

Item 6            Ownership of More than Five Percent on Behalf of Another
                  Person.

                                            N/A


-------------------------------------------------------------------------------
(1)
         Allstate Insurance Company, a wholly owned subsidiary of The Allstate Corporation, beneficially owns 766,964 Shares of Common Stock.






                                Page 4 of 5 Pages

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security being Reported on by the Parent Holding Company.

                                    Allstate Insurance Company is an insurance company as that term is defined in Section 3(a)(19) of the Securities Exchange Act of 1934.

Item 8            Identification and Classification of Members of the Group.

                                    N/A

Item 9            Notice of Dissolution of Group.

                                    N/A

Item 10           Certification.

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

Signature.

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  January 20, 1997


                                            THE ALLSTATE CORPORATION

                                            By ALLSTATE INSURANCE COMPANY

                                            By /s/ Mary J. McGinn
                                               ------------------
                                                Mary J. McGinn
                                                Vice President











                                Page 5 of 5 Pages